Exhibit 99.1

COLLIERS INTERNATIONAL

GROUP INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Third Quarter

September 30, 2016

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)

(in thousands of US dollars, except per share amounts)

	Three months		Nine months
	ended September 30		ended September 30
	2016	2015	2016	2015

Revenues	$462,052	$420,278	$1,320,696	$1,165,872

Cost of revenues (exclusive of depreciation and
amortization shown below)	301,073	265,510	832,908	713,520
Selling, general and administrative expenses	125,610	112,496	382,235	355,634
Depreciation	6,198	5,482	17,419	16,125
Amortization of intangible assets	5,192	4,312	15,619	11,943
Acquisition-related items (note 6)	352	1,655	2,397	3,696
Spin-off stock-based compensation costs	-	-	-	35,400
Spin-off transaction costs	-	1,013	-	14,147
Operating earnings	23,627	29,810	70,118	15,407

Interest expense, net	2,321	2,631	6,913	6,522
Other (income) expense, net (note 7)	(362)	(461)	(2,183)	(287)
Earnings before income tax	21,668	27,640	65,388	9,172
Income tax (note 8)	8,207	9,226	24,138	12,076
Net earnings (loss) from continuing operations	13,461	18,414	41,250	(2,904)

Net earnings from discontinued operations, net of
income tax (note 5)	-	-	-	1,104
Net earnings (loss)	13,461	18,414	41,250	(1,800)

Non-controlling interest share of earnings	3,286	4,566	11,259	13,386
Non-controlling interest redemption increment (note 11)	671	6,185	6,279	(2,835)
Net earnings (loss) attributable to Company	$9,504	$7,663	$23,712	$(12,351)

Net earnings (loss) per common share (note 12)

Basic
Continuing operations	$0.25	$0.20	$0.61	$(0.37)
Discontinued operations	-	-	-	0.03
	$0.25	$0.20	$0.61	$(0.34)

Diluted
Continuing operations	$0.24	$0.20	$0.61	$(0.37)
Discontinued operations	-	-	-	0.03
	$0.24	$0.20	$0.61	$(0.34)

 The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

(Unaudited)

(in thousands of US dollars)

	Three months		Nine months
	ended September 30		ended September 30
	2016	2015	2016	2015

Net earnings (loss)	$13,461	$18,414	$41,250	$(1,800)

Foreign currency translation gain (loss)	3,593	(7,450)	3,979	(35,133)

Comprehensive earnings (loss)	17,054	10,964	45,229	(36,933)

Less: Comprehensive earnings attributable to
non-controlling shareholders	2,745	12,070	14,245	19,233

Comprehensive earnings (loss) attributable to Company	$14,309	$(1,106)	$30,984	$(56,166)

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands of US dollars)

	September 30, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	$108,910	$116,150
Accounts receivable, net of allowance of $24,994 (December 31, 2015 -
$20,738)	278,981	298,466
Unbilled revenues	24,131	19,907
Income tax recoverable	16,319	13,985
Prepaid expenses and other current assets	41,175	31,864
Deferred income tax, net	13,172	15,607
	482,688	495,979

Other receivables	3,784	3,922
Other assets	32,161	19,287
Fixed assets	63,801	62,553
Deferred income tax, net	79,743	84,038
Intangible assets	145,070	120,962
Goodwill	353,030	305,680
	677,589	596,442
	$1,160,277	$1,092,421

Liabilities and shareholders' equity
Current liabilities
Accounts payable	$75,406	$77,464
Accrued liabilities	338,788	377,779
Income taxes payable	7,369	14,388
Unearned revenues	4,473	4,607
Long-term debt - current (note 9)	2,609	3,200
Contingent acquisition consideration - current (note 10)	3,383	1,552
Deferred income tax, net	198	151
	432,226	479,141

Long-term debt - non-current (note 9)	333,163	257,747
Contingent acquisition consideration (note 10)	29,155	27,567
Other liabilities	27,089	20,467
Deferred income tax, net	21,054	18,414
	410,461	324,195
Redeemable non-controlling interests (note 11)	132,660	139,592

Shareholders' equity
Common shares	398,649	396,066
Contributed surplus	51,167	47,603
Deficit	(216,629)	(238,411)
Accumulated other comprehensive loss	(56,297)	(63,569)
Total Company shareholders' equity	176,890	141,689
Non-controlling interests	8,040	7,804
Total shareholders' equity	184,930	149,493
	$1,160,277	$1,092,421

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity

Balance, December 31, 2015	38,504,311	$396,066	$47,603	$(238,411)	$(63,569)	$7,804	$149,493

Net earnings	-	-	-	41,250	-	-	41,250
Other comprehensive earnings	-	-	-	-	3,979	-	3,979
Other comprehensive earnings
attributable to NCI	-	-	-	-	3,293	(61)	3,232
NCI share of earnings	-	-	-	(11,259)	-	3,233	(8,026)
NCI redemption increment	-	-	-	(6,279)	-	-	(6,279)
Distributions to NCI	-	-	-	-	-	(2,760)	(2,760)
Acquisition of businesses, net	-	-	-	-	-	(176)	(176)

Subsidiaries’ equity transactions	-	-	1,684	-	-	-	1,684

Subordinate Voting Shares:
Stock option expense	-	-	2,489	-	-	-	2,489
Stock options exercised	104,950	2,583	(609)	-	-	-	1,974
Common share dividends	-	-	-	(1,930)	-	-	(1,930)
Balance, September 30, 2016	38,609,261	$398,649	$51,167	$(216,629)	$(56,297)	$8,040	$184,930

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2016	2015	2016	2015
Cash provided by (used in)

Operating activities
Net earnings (loss) from continuing operations	$13,461	$18,414	$41,250	$(2,904)

Items not affecting cash:
Depreciation and amortization	11,390	9,794	33,038	28,068
Spin-off stock based compensation	-	-	-	35,400
Deferred income tax	1,664	14	5,751	(5,475)
Earnings from equity method investments	(301)	(74)	(688)	(365)
Stock option expense	471	771	2,489	3,463
Other	4,881	490	11,440	3,200

Net changes from operating assets / liabilities
Accounts receivable	13,877	(2,665)	25,136	17,538
Unbilled revenues	(2,537)	(2,252)	(3,172)	(10,394)
Prepaid expenses and other current assets	3,550	1,775	(1,338)	(5,535)
Accounts payable	(1,851)	12,016	(6,002)	(3,222)
Accrued liabilities	21,351	32,576	(59,333)	(28,767)
Unearned revenues	(1,653)	(1,274)	(629)	(1,779)
Other liabilities	225	(23)	591	(3,698)
Contingent acquisition consideration paid	(591)	(159)	(591)	(1,332)
Discontinued operations	-	-	-	29,416
Net cash provided by operating activities	63,937	69,403	47,942	53,614

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(26,006)	(11,626)	(72,332)	(28,900)
Purchases of fixed assets	(5,560)	(4,491)	(16,242)	(15,793)
Other investing activities	(4,363)	(3,778)	(18,283)	(7,166)
Discontinued operations	-	-	-	(10,448)
Net cash used in investing activities	(35,929)	(19,895)	(106,857)	(62,307)

Financing activities
Increase in long-term debt	56,676	752	184,068	593,255
Repayment of long-term debt	(59,406)	(55,525)	(100,310)	(599,294)
Purchases of subsidiary shares from NCI, net	(9,282)	(4,317)	(12,919)	(5,210)
Contingent acquisition consideration	(425)	(209)	(1,181)	(4,192)
Proceeds received on exercise of options	240	88	1,974	3,743
Incremental tax benefit on stock options exercised	-	(1,470)	-	475
Dividends paid to common shareholders	(1,931)	-	(3,471)	(3,581)
Distributions paid to non-controlling interests	(3,130)	(5,290)	(13,389)	(12,778)
Financing fees paid	-	(83)	-	(3,029)
Net cash (used in) provided by financing activities	(17,258)	(66,054)	54,772	(30,611)

Effect of exchange rate changes on cash	1,478	(9,011)	(3,097)	(19,322)

Increase (decrease) in cash and cash equivalents	12,228	(25,557)	(7,240)	(58,626)

Cash and cash equivalents, beginning of period	96,682	123,724	116,150	156,793

Cash and cash equivalents, end of period	$108,910	$98,167	$108,910	$98,167

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

(Unaudited)

(in thousands of US dollars, except per share amounts)

1.       DESCRIPTION OF THE BUSINESS – Colliers International Group Inc. (“Colliers” or the “Company”) provides commercial real estate services to corporate and institutional clients in 32 countries around the world (66 countries including affiliates and franchisees). Colliers’ primary services are outsourcing & advisory services, lease brokerage, and sales brokerage. Operationally, Colliers is organized into three geographical regions – Americas, Europe, Middle East & Africa (“EMEA”), and Asia Pacific.

On June 1, 2015, “old” FirstService Corporation (“Old FSV”) completed a plan of arrangement (the “spin-off”) which separated Old FSV into two independent public companies – Colliers and “new” FirstService Corporation (“FirstService”). Under the spin-off, Old FSV shareholders received one Colliers share and one FirstService share of the same class as each Old FSV share previously held.

The historical operations of FirstService, including its results of operations, cash flows, and related assets and liabilities have been reclassified as discontinued operations for all periods presented herein (see note 5).

2.       SUMMARY OF PRESENTATION – These unaudited Interim Condensed Consolidated Financial Statements (the “Financial Statements”) have been prepared by the Company in accordance with disclosure requirements for the presentation of interim financial information. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These Financial Statements should be read in conjunction with the audited consolidated financial statements of Colliers for the year ended December 31, 2015.

These Financial Statements follow the same accounting policies as the most recent audited consolidated financial statements of Colliers. In the opinion of management, the Financial Statements contain all adjustments necessary to a fair statement of the financial position of the Company as at September 30, 2016 and the results of operations and its cash flows for the three and nine month periods ended September 30, 2016. All such adjustments are of a normal recurring nature. The results of operations for the three and nine month periods ended September 30, 2016 are not necessarily indicative of the results to be expected for the year ending December 31, 2016.

During the three months ended June 30, 2015, a revenue transaction initially recorded in the fourth quarter of 2014 was reversed as it was determined through subsequent events that the revenue was not realized. The impact of this immaterial out of period adjustment was a reduction in revenue of $5,040, a reduction in net earnings of $635 and a reduction in diluted earnings per share from continuing operations of $0.02.

3.       IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS – In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for US GAAP and International Financial Reporting Standards (“IFRS”) and is effective for the Company on January 1, 2018. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes. This ASU simplifies the presentation of all tax assets and liabilities by no longer requiring an allocation between current and non-current. All deferred tax assets and liabilities, along with any related valuation allowance are to be classified as non-current on the balance sheet. While this change reduces complexity in financial reporting, it may have a significant impact on working capital and the related ratios. The guidance will be effective on January 1, 2017. The Company is currently assessing the impact of this ASU on its financial position.

In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The standard will be effective on January 1, 2019, at which time it must be adopted using a modified retrospective transition. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation: Improvements to Employee Share-Based Payment Accounting. This ASU simplifies how share-based payments are accounted for and presented. Income tax expense is expected to be impacted as entities are required to record all of the tax effects related to share-based payments at settlement through the income statement. This change in guidance removes the requirement to delay recognition of a windfall tax benefit until it reduces taxes payable and instead records the benefit when it arises. The ASU also permits entities to make an accounting policy election for the impact of forfeitures by allowing them to be estimated, as required today, or recognized when they occur. The guidance will be effective on January 1, 2017 with either prospective or retrospective transition permitted. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows. This ASU reduces diversity in how certain transactions are classified in the statement of cash flows. Under this guidance contingent consideration payments made soon after an acquisition’s close date should be classified as cash outflows for investing activities. Payments made thereafter should be classified as cash outflows for financing activities up to the amount of the original contingent consideration liability. Payments in excess of the amount of the original contingent consideration liability should be classified as outflows for operating activities. The standard will be effective on January 1, 2018, at which time it must be adopted using a retrospective transition method. The Company is currently assessing the impact of this ASU on its results of operations.

4.       ACQUISITIONS – During the nine months ended September 30, 2016, the Company acquired controlling interests in nine businesses, six operating in the Americas (Central Florida, Northeast Florida, New York, Quebec, West Michigan and Long Island) and three operating in EMEA (United Kingdom, Netherlands and France). The acquisition date fair value of consideration transferred was as follows: cash of $72,332 (net of cash acquired of $8,148) and contingent consideration of $9,299 (2015 - cash of $28,900 and contingent consideration of $10,049). The Company recognized goodwill of $45,196 and intangible assets of $38,922 as a result of these transactions. These acquisitions were accounted for by the purchase method of accounting for business combinations and accordingly, the consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates.

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to five-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified revenue or earnings level and (iii) the actual revenue or earnings for the contingency period. If the acquired business does not achieve the specified revenue or earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, under purchase accounting contingent consideration is recorded at fair value each reporting period. The fair value initially as well as subsequently recorded on the consolidated balance sheet as at September 30, 2016 was $32,538 (see note 10). The liability recorded on the balance sheet for the compensatory element of contingent consideration arrangements as of September 30, 2016 was $4,225. The estimated range of outcomes (undiscounted) for all contingent consideration arrangements, including those with an element of compensation, is $62,200 to a maximum of $69,100. The contingencies will expire during the period extending to February 2021. During the nine months ended September 30, 2016, $1,772 was paid with reference to such contingent consideration (2015 - $5,524).

5.       DISCONTINUED OPERATIONS – Discontinued operations comprises FirstService (being Old FSV’s Residential Real Estate Services and Property Services segments).

The spin-off of FirstService was completed on June 1, 2015, resulting in a distribution of one FirstService share of the same class as each Old FSV share previously held to all shareholders. The spin-off distribution was accounted for at the carrying amount, without gain or loss, and resulted in a reduction of shareholders’ equity of $138,396.

Colliers and FirstService were separated in to two independent public companies to enable each company to intensify its focus on its distinct brand, customers and industry dynamics and also have the flexibility to pursue independent value creation strategies while optimizing its capital structure and financial resources.

Operating results of the discontinued operations are shown below:

	Three months ended		Nine months ended
	September 30		September 30
	2016	2015	2016	2015

Revenues	$-	$-	$-	$479,636

Cost of revenues	-	-	-	340,941
Selling, general and administrative expenses	-	-	-	106,894
Depreciation	-	-	-	7,566
Amortization of intangible assets	-	-	-	4,253
Acquisition-related items	-	-	-	214
Operating earnings	-	-	-	19,768

Interest expense, net	-	-	-	993
Other expense (income)	-	-	-	147
Earnings before income tax	-	-	-	18,628

Income tax expense	-	-	-	9,216
Net operating earnings from discontinued operations	-	-	-	9,412

Non-controlling interest share of earnings	-	-	-	4,566
Non-controlling interest redemption increment	-	-	-	3,742
Net earnings from discontinued operations
attributable to Company	$-	$-	$-	$1,104

Net earnings per share from discontinued operations
Basic	$-	$-	$-	$0.03
Diluted	-	-	-	0.03

6.        ACQUISITION-RELATED ITEMS - Acquisition-related expense is comprised of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2016	2015	2016	2015

Transaction costs	$181	$1,457	$1,051	$2,508
Contingent consideration fair value adjustments	(936)	107	(2,811)	902
Contingent consideration compensation expense	1,107	91	4,157	286
	$352	$1,655	$2,397	$3,696

7.        OTHER INCOME - Other (income) expense is comprised of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2016	2015	2016	2015

Disposal (gain) loss, net	$259	$(375)	$(1,079)	$39
Unusual loss (gain)	(320)	(12)	(416)	39
Equity earnings	(301)	(74)	(688)	(365)
	$(362)	$(461)	$(2,183)	$(287)

8.       INCOME TAX – The provision for income tax for the nine months ended September 30, 2016 reflected an effective tax rate of 36.9% (2015 - 131.7%) relative to the combined statutory rate of 26.5% (2015 - 26.5%). The current period’s tax rate was impacted by foreign tax rate differential and other discrete items. In the prior year period, the difference between the effective rate and the statutory rate was impacted by $35,400 in non-tax deductible stock-based compensation costs, foreign tax rate differential and other discrete items.

9.       LONG-TERM DEBT – On June 1, 2015, the Company entered into a credit agreement with a syndicate of banks to provide a multi-currency revolving credit facility (the “Facility”) of $525,000. The Facility has a 5-year term ending June 1, 2020 and bears interest at 1.50% to 2.75% over floating reference rates, depending on certain leverage ratios. The Facility requires a commitment fee of 0.30% to 0.55% of the unused portion, depending on certain leverage ratios. At any time during the term, the Company has the right to request an increase in the Facility by up to $150,000 on the same terms and conditions as the original Facility.

The Company has granted the banks various collateral including an interest in all of the assets of the Company. The covenants require the Company to maintain certain ratios including financial leverage, interest coverage and net worth. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

10.       FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of September 30, 2016:

		Fair value measurements at September 30, 2016

	Carrying value at
	September 30, 2016	Level 1	Level 2	Level 3

Contingent consideration liability	$32,538	$-	$-	$32,538

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 4.0% to 10.1%, with a weighted average of 9.4%). The wide range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is data point concentration at the 9.4% and 10.1% levels. A 2% increase in the weighted average discount rate would reduce the fair value of contingent consideration by $1,100.

Changes in the fair value of the contingent consideration liability are comprised of the following:

2016
Balance, January 1	$29,119
Amounts recognized on acquisitions	9,299
Fair value adjustments	(2,811)
Resolved and settled in cash	(1,187)
Other	(1,882)
Balance, September 30	$32,538

Less: Current portion	3,383
Non-current portion	$29,155

11.       REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2016

Balance, January 1	$139,592
RNCI share of earnings	8,026
RNCI redemption increment	6,279
Distributions paid to RNCI	(10,628)
Purchases of interests from RNCI, net	(10,609)
Balance, September 30	$132,660

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of September 30, 2016 was $120,739. The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at September 30, 2016, approximately 2,900,000 such shares would be issued and this would be accretive to net earnings per common share.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

12.       NET EARNINGS (LOSS) PER COMMON SHARE – Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position. The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Nine months ended
(in thousands)	September 30		September 30
	2016	2015	2016	2015

Basic shares	38,601	37,973	38,584	36,825
Assumed exercise of Company stock options	349	458	275	417
Diluted shares	38,950	38,431	38,859	37,242

13.       STOCK-BASED COMPENSATION

Company stock option plan

The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its Chairman & CEO. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at September 30, 2016, there were 1,012,750 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards.

There were 355,000 stock options granted during the nine months ended September 30, 2016 (2015 - 668,500). Stock option activity for the nine months ended September 30, 2016 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options -
Beginning of period	1,440,500	$28.65
Granted	355,000	32.61
Exercised	(104,950)	18.81
Forfeited	(80,500)	32.43
Shares issuable under options -
End of period	1,610,050	$29.98	2.95	$19,515
Options exercisable - End of period	539,425	$25.42	2.02	$8,987

The amount of compensation expense recorded in the statement of earnings for the nine months ended September 30, 2016 was $2,489 (2015 - $3,463). As of September 30, 2016, there was $4,257 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 5 years. During the nine month period ended September 30, 2016, the fair value of options vested was $2,888 (2015 - $2,532).

14.       CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

Pursuant to an agreement approved in February 2004 and restated on June 1, 2015, the Company agreed that it will make payments to Jay S. Hennick, its Chairman & CEO (“CEO”), that are contingent upon the arm’s length sale of control of the Company or upon a distribution of the Company’s assets to shareholders. The payment amounts will be determined with reference to the price per Subordinate Voting Share received by shareholders upon an arm’s length sale or upon a distribution of assets. The right to receive the payments may be transferred among members of the CEO’s family, their holding companies and trusts. The agreement provides for the CEO to receive each of the following two payments. The first payment is an amount equal to 5% of the product of: (i) the total number of Subordinate and Multiple Voting Shares outstanding on a fully diluted basis at the time of the sale and (ii) the per share consideration received by holders of Subordinate and Multiple Voting Shares minus a base price of C$3.324. The second payment is an amount equal to 5% of the product of (i) the total number of shares outstanding on a fully diluted basis at the time of the sale and (ii) the per share consideration received by holders of Subordinate Voting Shares minus a base price of C$6.472. Assuming an arm’s length sale of control of the Company took place on September 30, 2016, the amount required to be paid to the CEO, based on a market price of C$55.07 per Subordinate Voting Share, would be US$153,729.

15.       SEGMENTED INFORMATION – Upon completion of the spin-off of FirstService on June 1, 2015, the Residential Real Estate Services and Property Services operating segments of Old FSV were distributed to shareholders. The Commercial Real Estate Services segment was retained and comprises the business of Colliers.

Effective June 1, 2015, Colliers identified three reportable operating segments, which are grouped geographically and based on the manner in which the segments are managed and reviewed by the chief operating decision maker. Management assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. Corporate includes the costs of global administrative functions and the corporate head office.

OPERATING SEGMENTS

			Asia
	Americas	EMEA	Pacific	Corporate	Consolidated

Three months ended September 30

2016
Revenues	$256,466	$106,601	$98,623	$362	$462,052
Depreciation and amortization	5,820	3,349	1,433	788	11,390
Operating earnings (loss)	16,307	(363)	11,636	(3,953)	23,627

2015
Revenues	$223,870	$107,647	$88,468	$293	$420,278
Depreciation and amortization	4,675	3,285	1,290	543	9,793
Operating earnings (loss)	17,850	8,538	6,826	(3,404)	29,810

	Americas	EMEA	Pacific	Corporate	Consolidated

Nine months ended September 30

2016
Revenues	$729,975	$322,693	$267,186	$842	$1,320,696
Depreciation and amortization	15,964	10,950	3,976	2,148	33,038
Operating earnings (loss)	55,847	5,495	22,697	(13,921)	70,118

2015
Revenues	$613,364	$294,493	$257,269	$746	$1,165,872
Depreciation and amortization	12,807	9,184	3,979	2,097	28,067
Operating earnings (loss)	39,459	18,242	21,983	(64,277)	15,407

GEOGRAPHIC INFORMATION

	Three months ended		Nine months ended
	September 30		September 30
	2016	2015	2016	2015

United States
Revenues	$182,912	$160,869	$523,515	$429,820
Total long-lived assets			180,727	125,991

Canada
Revenues	$64,699	$56,237	$184,501	$162,339
Total long-lived assets			52,901	53,683

Euro currency countries
Revenues	$62,001	$52,233	$178,337	$141,371
Total long-lived assets			188,649	158,761

Australia
Revenues	$55,571	$48,605	$146,146	$137,577
Total long-lived assets			45,962	43,411

United Kingdom
Revenues	$29,284	$38,183	$91,975	$102,711
Total long-lived assets			60,465	57,150

Other
Revenues	$67,585	$64,151	$196,222	$192,054
Total long-lived assets			33,197	32,984

Consolidated
Revenues	$462,052	$420,278	$1,320,696	$1,165,872
Total long-lived assets			561,901	471,980

COLLIERS INTERNATIONAL GROUP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE nine MONTH PERIOD ENDED September 30, 2016

(in US dollars)

November 2, 2016

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of Colliers International Group Inc. (the “Company” or “Colliers”) for the three and nine month periods ended September 30, 2016 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2015. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and nine month periods ended September 30, 2016 up to and including November 2, 2016.

Additional information about the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Consolidated review

We generated revenue growth for the third quarter ended September 30, 2016 from a combination of internal growth and recent acquisitions. Consolidated revenue growth was 10% relative to the same quarter in the prior year (11% measured in local currencies). GAAP net earnings per share from continuing operations were $0.24, versus $0.20 in the prior year quarter. Adjusted earnings per share (see “Reconciliation of non-GAAP measures” below) for the third quarter was $0.40, relative $0.52 in the prior year quarter with the decrease impacted by very strong comparative period results as well as changes in revenue mix. Both GAAP earnings per share and adjusted earnings per share for the third quarter ended September 30, 2016 would have been approximately $0.01 lower excluding changes in foreign exchange rates.

During the first nine months of 2016, the Company acquired controlling interests in nine businesses, six operating in the Americas (Central Florida, Northeast Florida, New York, Quebec, Michigan and New York Tri-state region) and three operating in EMEA (United Kingdom, Netherlands and France). The total initial cash consideration for these acquisitions was $72.3 million.

For the three month period ended September 30, 2016, each service line contributed strongly to revenue growth with the exception of Sales Brokerage which was up 4% (3% measured in local currencies), due to a 40% decline in Sales Brokerage revenues in the UK and Western Europe. For the nine months ended September 30, 2016, each service line contributed strongly.

(in thousands of US$)	Three months ended				Nine months ended
(RC = reporting currency)	September 30		Growth	Growth	September 30		Growth	Growth
(LC = local currency)	2016	2015	in RC %	in LC %	2016	2015	in RC %	in LC %

Outsourcing & Advisory	$180,223	154,239	17%	18%	$519,850	$443,498	17%	20%
Lease Brokerage	147,958	136,742	8%	9%	412,650	378,236	9%	11%
Sales Brokerage	133,871	129,297	4%	3%	388,196	344,138	13%	15%

Total revenues	$462,052	420,278	10%	11%	$1,320,696	1,165,872	13%	16%

Results of operations - three months ended September 30, 2016

Revenues for our third quarter were $462.1 million, 10% higher than the comparable prior year quarter (11% measured in local currencies). Internally generated revenues measured in local currencies were up 1% and recent acquisitions contributed 10% to revenue growth.

Operating Earnings for the third quarter were $23.6 million, versus $29.8 million in the prior year period. The Operating Earnings margin was 5.1% versus 7.1% in the prior year quarter. Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the third quarter was $37.6 million, down 13% versus $43.0 million reported in the prior year quarter. Our Adjusted EBITDA margin was 8.1% of revenues relative to 10.2% in the prior year quarter.

Depreciation expense was $6.2 million, versus $5.5 million recorded in the prior year quarter, with the increase attributable to investments in office leasehold improvements in the past year.

Amortization expense was $5.2 million, versus $4.3 million recorded in the prior year quarter, as a result of additional intangible assets acquired in conjunction with recent business acquisitions.

Net interest expense was $2.3 million, versus $2.6 million recorded in the prior year quarter. The average interest rate on debt during the quarter was 2.7%, down from 3.1% in the prior year quarter.

The consolidated income tax expense for the quarter was $8.2 million, relative to $9.2 million the prior year quarter, reflecting effective tax rates of 38% and 33%, respectively. The tax rate for the current year period was impacted by the geographic mix of earnings, with more earnings in higher tax jurisdictions.

Net earnings from continuing operations for the quarter was $13.5 million, versus $18.4 million in the prior year quarter. The reduction in the current period’s results reflects very strong prior year comparative results in the Americas and EMEA regions.

The Americas region generated $256.5 million of revenues during the third quarter, an increase of 15% from the prior year quarter (15% measured in local currencies). Internal revenue growth in local currencies was flat relative to the strong results reported in the prior year quarter, while the balance of growth resulted from recent acquisitions. Internal revenues were comprised of increased Outsourcing & Advisory activity, offset by a decline in Sales Brokerage. Operating Earnings were $16.3 million, down 9% versus the year-ago period. Third quarter Adjusted EBITDA was $22.6 million, down 1% versus the year-ago period. Margins were negatively impacted by a reduction in broker productivity resulting from smaller average transaction sizes, as well as a greater proportion of lower margin more stable Outsourcing & Advisory revenues.

The EMEA region generated $106.6 million of revenues during the third quarter, down 1% from the prior year quarter (up 4% measured in local currencies). Local currency revenue growth was comprised of a 1% internal revenue decline and 5% growth from recent acquisitions. Internal revenues were driven by a 40% decline in Sales Brokerage in the UK and the rest of Western Europe compared to very strong results in the prior period and impacted by uncertainty following the June 2016 “Brexit” referendum. This was partially offset by continued growth in Outsourcing & Advisory services, particularly project management and workplace solutions. The third quarter Operating Loss was $0.4 million, down from Operating Earnings of $8.5 million in the year-ago period. Adjusted EBITDA was $4.5 million, versus $13.2 million in the prior year quarter. Results in the current year period were impacted by (i) revenue mix, with project management assignments, which involve the supply and installation of materials, carrying lower margins than other services and (ii) strong prior period margins from Sales Brokerage.

The Asia Pacific region generated $98.6 million of revenues during the third quarter, an increase of 12% from the prior year quarter (9% measured in local currencies), entirely from internal growth with contributions from all three service lines. Third quarter Operating Earnings were $11.6 million, up 70% versus the year-ago period. Adjusted EBITDA was $13.2 million, up from $8.7 million in the year-ago period. The prior year quarter results were impacted by recruiting costs for new Asia leadership team members and transaction costs for an acquisition that was ultimately not completed.

The Corporate Operating Loss for the third quarter was $4.0 million, relative to $3.4 million in the prior period. Corporate costs as presented in adjusted EBITDA were $2.6 million for the third quarter, relative to $1.7 million in the comparable prior year period. Prior period costs were favorably impacted by foreign currency translation.

Results of operations - nine months ended September 30, 2016

Revenues for the nine months ended September 30, 2016 were $1.32 billion, 13% higher than the comparable prior year period (16% measured in local currencies). Internally generated revenues measured in local currencies were up 6% and acquisitions contributed 10% to revenue growth.

Year to date Operating Earnings for the period were $70.1 million, relative to $15.4 million in the prior year period, with the difference primarily attributable to spin-off related costs totaling $49.5 million. Our Operating Earnings margin for the nine months ended September 30, 2016 was 5.3% versus 1.3% (5.7% excluding spin-off costs) in the period year period. Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) was $112.6 million, up 10% over the comparable prior year period. Our Adjusted EBITDA margin was 8.5% of revenues versus 8.8% of revenues in the prior year period, primarily due to a reduction in profitability in the EMEA region due to a change in revenue mix.

We recorded depreciation expense of $17.4 million for the nine month period relative to $16.1 million for the comparable prior year period. The increase was attributable to recent investments in office leaseholds in major markets during the past year.

We recorded amortization expense of $15.6 million for the nine month period relative to $11.9 million for the prior year period. The increase was attributable to short-lived backlog intangible assets acquired in conjunction with recent business acquisitions.

Net interest expense for the nine month period was $6.9 million, up from $6.5 million recorded in the prior year period. The average interest rate on debt during the period was 2.8%, versus 2.5% in the prior year period, while indebtedness increased $15.7 million as a result of business acquisitions completed since September 30, 2015.

Consolidated income tax expense for the nine month period was $24.1 million, relative to $12.1 million in the prior year period, reflecting effective tax rates of 37% and 132%, respectively. The current period’s tax rate was impacted by the geographic mix of earnings, with more earnings from higher tax jurisdictions. The prior period’s tax rate was impacted by $35.4 million of non-tax deductible spin-off related stock-based compensation costs recorded during the second quarter of 2015 (excluding this item the tax rate would have been 27%). The prior period’s tax rate was also impacted by foreign rate differential and discrete items. We expect our tax rate for the full year 2016 to approximate 35%.

Net earnings from continuing operations for the nine month period were $41.3 million, versus a net loss of $2.9 million in the prior year period. The change was primarily attributable to spin-off related costs totalling $49.5 million recorded in the prior year period.

Net earnings from discontinued operations for the nine month period ended September 30, 2015 comprises FirstService Corporation, which was spun off on June 1, 2015. Revenues of the discontinued operations for the nine month period were $479.6 million.

The Americas region generated revenues of $730.0 million during the nine months ended September 30, 2016, an increase of 19% relative to the prior year period (21% measured in local currencies). Internal growth measured in local currencies was 6% and recent acquisitions contributed 15% revenue growth. Americas Operating Earnings for the period were $55.8 million, up from $39.5 million in the prior year period. Adjusted EBITDA for the period was $72.5 million, up from $53.5 million in the year-ago period. The margin was favorably impacted by operating leverage and recent acquisitions.

The EMEA region generated revenues of $322.7 million during the nine months ended September 30, 2016, an increase of 10% relative to the prior year period (13% measured in local currencies). Internal growth measured in local currencies was 7% and was driven by strong Outsourcing & Advisory revenues, particularly project management and workplace solutions. Recent acquisitions contributed 6% revenue growth. EMEA Operating Earnings for the period were $5.5 million, down from $18.2 million in the prior year period. Adjusted EBITDA for the period was $21.0 million, down from $31.0 million in the year-ago period. The current period’s results were impacted by revenue mix, with project management assignments, which involve the supply and installation of materials, carrying lower margins than other services.

The Asia Pacific region generated revenues of $267.2 million during the nine months ended September 30, 2016, an increase of 4% from the prior year period (up 7% when measured in the local currencies). Internal growth measured in local currencies was 7% and was driven by increased activity in all three service lines. Asia Pacific Operating Earnings for the period were $22.7 million, up from $22.0 million in the prior year period. Adjusted EBITDA for the period was $26.9 million, versus $26.7 million in the year-ago period.

The Corporate Operating Loss for the period was $13.9 million, relative to $64.3 million in the prior year period, which included spin-off related costs. Corporate costs as presented in Adjusted EBITDA for the nine month period were $7.8 million, relative to $9.0 million in the prior year period, and were impacted by foreign currency translation of expenses as well as reduced compensation expense from lower headcount

Spin-off transaction

On June 1, 2015, the predecessor to our Company, FirstService Corporation (“Old FSV”), completed a plan of arrangement (the “spin-off”) which separated Old FSV into two independent publicly traded companies – Colliers International Group Inc., a global leader in commercial real estate services and new FirstService Corporation (“FirstService”), the North American leader in residential property management and related services. The spin-off was designed to enhance long-term value for shareholders by creating two independent and sustainable companies, each with the ability to pursue and achieve greater success by employing independent value creation strategies best suited to its core businesses and customers. Under the spin-off, Old FSV shareholders received one Colliers share and one FirstService share of the same class as each Old FSV share previously held.

In conjunction with the spin-off, the Residential Real Estate Services and Property Services segments of Old FSV were transferred to FirstService. Colliers, as the successor to Old FSV, retained Commercial Real Estate Services segment of Old FSV. This MD&A presents the financial and operating results of Colliers on a continuing operations basis for all periods presented. FirstService is presented as a discontinued operation for all periods presented.

Consolidation of global leadership in Toronto

During the second quarter of 2016, and coinciding with Colliers’ first anniversary as an independent public company, the Company implemented a plan to consolidate global leadership in Toronto, with Seattle and Vancouver continuing as shared services centres, to improve operating effectiveness for the future. The plan resulted in the downsizing of the Seattle office and a modest headcount reduction. Restructuring costs incurred during the quarter ended September 30, 2016 totalled $1.8 million bringing the total costs for the nine months ended September 30, 2016 to $4.6 million. These restructuring costs are reflected as reconciling items in the computation of Adjusted EBITDA and Adjusted EPS.

Summary of quarterly results (unaudited)

The following table sets forth our unaudited quarterly consolidated results of operations data related to the continuing operations of Colliers. The information in the table below has been derived from unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2016
Revenues	$376,108	$482,536	$462,052
Operating earnings	8,867	37,624	23,627
Net earnings (loss) per share from continuing operations:
Basic	(0.19)	0.55	0.25
Diluted	(0.19)	0.55	0.24

YEAR ENDED DECEMBER 31, 2015
Revenues	$335,762	$409,832	$420,278	$556,114
Operating earnings (loss)	2,343	(16,748)	29,810	64,979
Net earnings (loss) per share from continuing operations:
Basic	0.22	(0.79)	0.20	0.93
Diluted	0.22	(0.79)	0.20	0.92

YEAR ENDED DECEMBER 31, 2014
Revenues	$299,518	$368,525	$372,576	$541,652
Operating earnings	1,737	18,663	13,128	44,628
Net earnings (loss) per share from continuing operations:
Basic	(0.11)	(0.05)	0.26	0.44
Diluted	(0.11)	(0.05)	0.26	0.44

OTHER DATA (see "Reconciliation of non-GAAP measures")
Adjusted EBITDA - 2016	$22,182	$52,795	$37,645
Adjusted EBITDA - 2015	14,583	44,565	43,043	$79,143
Adjusted EBITDA - 2014	14,353	34,344	31,022	67,053
Adjusted EPS - 2016	0.19	0.63	0.40
Adjusted EPS - 2015	0.10	0.58	0.52	1.06
Adjusted EPS - 2014	0.07	0.44	0.35	0.97

Seasonality and quarterly fluctuations

The Company generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate sales brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These sales brokerage operations comprise approximately 30% of our annual consolidated revenues. Variations can also be caused by business acquisitions or dispositions which alter the consolidated service mix.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted earnings per share”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings (loss) from continuing operations, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) corporate costs allocated to spin-off; (vii) restructuring costs and (viii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to incur debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2016	2015	2016	2015

Net earnings (loss) from continuing operations	$13,461	$18,414	$41,250	$(2,904)
Income tax	8,207	9,226	24,138	12,076
Other income, net	(362)	(461)	(2,183)	(287)
Interest expense, net	2,321	2,631	6,913	6,522
Operating earnings	23,627	29,810	70,118	15,407
Depreciation and amortization	11,390	9,794	33,038	28,068
Acquisition-related items	352	1,655	2,397	3,696
Spin-off stock-based compensation costs	-	-	-	35,400
Spin-off transaction costs	-	1,013	-	14,147
Corporate costs allocated to spin-off	-	-	-	2,010
Restructuring costs	1,804	-	4,580	-
Stock-based compensation expense	471	771	2,489	3,463
Adjusted EBITDA	$37,645	$43,043	$112,622	$102,191

Adjusted earnings per share is defined as diluted net earnings (loss) per share from continuing operations, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) corporate costs allocated to spin-off; (v) restructuring costs and (vi) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to adjusted net earnings and of diluted net earnings (loss) per share from continuing operations to adjusted earnings per share appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2016	2015	2016	2015

Net earnings (loss) from continuing operations	$13,461	$18,414	$41,250	$(2,904)
Non-controlling interest share of earnings	(3,286)	(4,566)	(11,259)	(13,386)
Amortization of intangible assets	5,192	4,312	15,619	11,943
Acquisition-related items	352	1,655	2,397	3,696
Spin-off stock-based compensation costs	-	-	-	35,400
Spin-off transaction costs	-	1,013	-	14,147
Corporate costs allocated to spin-off	-	-	-	2,048
Restructuring costs	1,804	-	4,580	-
Stock-based compensation expense	471	771	2,489	3,463
Income tax on adjustments	(2,117)	(1,597)	(6,356)	(9,067)
Non-controlling interest on adjustments	(399)	-	(1,332)	(163)
Adjusted net earnings	$15,478	$20,002	$47,388	$45,177

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2016	2015	2016	2015

Diluted net earnings (loss) per share from continuing operations	$0.24	$0.20	$0.61	$(0.37)
Non-controlling interest redemption increment	0.02	0.16	0.16	(0.08)
Amortization of intangible assets, net of tax	0.09	0.08	0.25	0.22
Acquisition-related items	0.01	0.04	0.06	0.10
Spin-off stock-based compensation costs	-	-	-	0.95
Spin-off transaction costs, net of tax	-	0.02	-	0.27
Corporate costs allocated to spin-off, net of tax	-	-	-	0.04
Restructuring costs, net of tax	0.03	-	0.08	-
Stock-based compensation expense, net of tax	0.01	0.02	0.06	0.08
Adjusted earnings per share	$0.40	$0.52	$1.22	$1.21

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming acquired entities were owned for the entire current period as well as the entire prior period. Revenue from acquired entities is estimated based on the operating performance of each acquired entity for the year prior to the acquisition date. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

Liquidity and capital resources

Net cash provided by operating activities for the nine month period ended September 30, 2016 was $47.9 million, versus $24.2 million in the prior year period, excluding discontinued operations. The cash generation reflects the seasonally slow first half of the year, followed by stronger cash flow during the third quarter, consistent with historical patterns. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the nine months ended September 30, 2016, capital expenditures were $16.2 million. Based on our current operations, capital expenditures for the year ending December 31, 2016 are expected to be $29 to $32 million.

On May 31, 2016, the Company’s Board of Directors approved a semi-annual cash dividend of $0.05 per Common Share (being the Subordinate Voting Shares and Multiple Voting Shares), which was an increase from the previous semi-annual dividend of $0.04. Dividends are paid in cash after the end of the second and fourth quarters, to shareholders of record on the last business day of the relevant quarter. All dividend payments are subject to the discretion of our Board of Directors.

Net indebtedness as at September 30, 2016 was $226.9 million, versus $144.8 million at December 31, 2015. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. The change in indebtedness was attributable to the purchase price for recent acquisitions, seasonal working capital usage and capital expenditures. We are in compliance with the covenants contained in our financing agreements as at September 30, 2016 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $180.3 million of available unused credit as of September 30, 2016.

On June 1, 2015, the Company entered into a credit agreement with a syndicate of 11 banks to provide a committed multi-currency revolving credit facility (the “Facility”) of $525.0 million. The Facility has a 5-year term ending June 1, 2020 and bears interest at 1.50% to 2.75% over floating reference rates, depending on certain leverage ratios. The Facility requires a commitment fee of 0.30% to 0.55% of the unused portion, depending on certain leverage ratios. At any time during the term, we have the right to request an increase to the Facility by up to $150.0 million, on the same terms and conditions as the original Facility.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totalling $69.1 million as at September 30, 2016 ($48.7 million as at December 31, 2015) assuming all contingencies are satisfied and payment is due in full. Such payments, if any, are due during the period extending to February 2021. The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period. We estimate that, based on current operating results, approximately 90% of the contingent consideration outstanding as of September 30, 2016 will ultimately be paid.

The following table summarizes our contractual obligations as at September 30, 2016:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$334,188	$1,895	$393	$331,900	$-
Interest on long-term debt	26,818	7,338	14,612	4,868	-
Capital lease obligations	1,584	714	853	17	-
Contingent acquisition consideration	32,538	3,383	23,511	5,644	-
Operating leases	315,288	65,480	100,310	71,439	78,059
Purchase obligations	9,671	5,877	3,794	-	-
Total contractual obligations	$720,087	$84,687	$143,473	$413,868	$78,059

At September 30, 2016, we had commercial commitments totaling $12.6 million comprised of letters of credit outstanding due to expire within one year.

Redeemable non-controlling interests

In most operations where managers are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 33.3% or 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with the shareholders’ agreements, was $120.7 million (December 31, 2015 - $137.4 million).

The amount recorded on our balance sheet under the caption “Redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above) and (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at September 30, 2016, the RNCI recorded on the balance sheet was $132.7 million. The purchase prices of the RNCI may be satisfied in cash or in Subordinate Voting Shares of Colliers. If all RNCI were redeemed with cash on hand and borrowings under the Facility, the estimated accretion to diluted net earnings per share for the nine months ended September 30, 2016 would be $0.38 and the accretion to adjusted earnings per share would be $0.22.

Off-balance sheet arrangements

We do not have any material off-balance sheet arrangements other than those commitments disclosed in note 14 to the interim consolidated financial statements and note 20 to the December 31, 2015 audited consolidated financial statements.

Critical accounting estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting estimates have been reviewed and discussed with our Audit & Risk Committee. There have been no material changes to our critical accounting estimates from those disclosed in our MD&A for the year ended December 31, 2015.

Quarterly income tax provision

Each quarter, we estimate our income tax on the interim consolidated financial statements using an estimate of the effective tax rate for the full year which is based on forecasted earnings by country, expected enacted statutory tax rates, and estimated tax adjustments. We evaluate our annual effective tax rate estimate on a quarterly basis to reflect changes in forecasted earnings, geographical mix of earnings, and legislative actions on statutory tax rates and other relevant matters effective in the quarter and which legislation is enacted.

The tax effect of discrete items occurring in the quarter also impacts our effective tax rate.

Impact of recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for US GAAP and International Financial Reporting Standards (“IFRS”) and is effective for the Company on January 1, 2018. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes. This ASU simplifies the presentation of all tax assets and liabilities by no longer requiring an allocation between current and non-current. All deferred tax assets and liabilities, along with any related valuation allowance are to be classified as non-current on the balance sheet. While this change reduces complexity in financial reporting, it may have a significant impact on working capital and the related ratios. The guidance will be effective on January 1, 2017. The Company is currently assessing the impact of this ASU on its financial position.

In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The standard will be effective on January 1, 2019, at which time it must be adopted using a modified retrospective transition. The Company is current assessing the impact of this ASU on its financial position and results of operations.

In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation: Improvements to Employee Share-Based Payment Accounting. This ASU simplifies how share-based payments are accounted for and presented. Income tax expense is expected to be impacted as entities are required to record all of the tax effects related to share-based payments at settlement through the income statement. This change in guidance removes the requirement to delay recognition of a windfall tax benefit until it reduces taxes payable and instead records the benefit when it arises. The ASU also permits entities to make an accounting policy election for the impact of forfeitures by allowing them to be estimated, as required today, or recognized when they occur. The guidance will be effective on January 1, 2017 with either prospective or retrospective transition permitted. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows. This ASU reduces diversity in how certain transactions are classified in the statement of cash flows. Under this guidance contingent consideration payments made soon after an acquisition’s close date should be classified as cash outflows for investing activities. Payments made thereafter should be classified as cash outflows for financing activities up to the amount of the original contingent consideration liability. Payments in excess of the amount of the original contingent consideration liability should be classified as outflows for operating activities. The standard will be effective on January 1, 2018, at which time it must be adopted using a retrospective transition method. The Company is currently assessing the impact of this ASU on its results of operations.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt IFRS. In 2004, in accordance the rules of the CSA, our predecessor, Old FSV, elected to report exclusively using US GAAP and further elected not to adopt IFRS on January 1, 2011. Under the rules of the CSA, we are permitted to continue preparing financial statements in accordance with US GAAP going forward.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. As of the date of this MD&A, we did not have any interest rate or currency hedging instruments in place.

Transactions with related parties

As at September 30, 2016, the Company had $0.7 million of loans receivable from non-controlling shareholders (December 31, 2015 - $0.7 million) and $0.1 million of loans payable to minority shareholders (December 31, 2015 - $0.1 million). The business purpose of the loans receivable is to finance the sale of non-controlling interests in subsidiaries to senior managers. The business purpose of the loans payable is to finance purchases of non-controlling interests. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans have terms of one to ten years, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 37,283,567 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 1,610,050 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

On July 14, 2016, the Company announced a Normal Course Issuer Bid (“NCIB”) effective from July 18, 2016 to July 17, 2017. The Company is entitled to repurchase up to 3,200,000 Subordinate Voting Shares on the open market pursuant to the NCIB. Any shares purchased under the NCIB will be cancelled.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three and nine month periods ended September 30, 2016 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Legal proceedings

Colliers is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.

The Company disclosed on May 27, 2015 that management became aware that an independent contractor, working as a broker in its US operations, may have been involved in an improper payment to a third party (in the amount of $0.5 million) in connection with an unconsummated real estate sale transaction in a foreign jurisdiction. The Company’s Board, through its Audit & Risk Committee, retained independent counsel to assist it in reviewing the matter. The Company informed, and is cooperating with, relevant authorities in the US and Canada.

The Audit & Risk Committee’s review was completed on October 26, 2015. Based on that review, it appears that the broker orchestrated a payment, funded by a third party, that the broker believed was intended for an individual associated with a sovereign wealth fund in order to influence a transaction that did not materialize. It also appears that the broker falsified documents, fabricated aspects of the purported transaction and deliberately misled management. The purported transaction was the primary matter on which the broker worked during his brief tenure with the Company. The broker’s conduct directly violated the Company’s established policies, procedures and code of conduct, and he and two associates with whom he worked were immediately terminated. The revenue and related expenses in respect of this transaction recorded in the fourth quarter of 2014 were reversed during the second quarter of 2015, the impact of which was not material.

Spin-off risk

Although the spin-off is complete, the transaction exposes Colliers to certain ongoing risks. The spin-off was structured to comply with all the requirements of the public company "butterfly rules" in the Income Tax Act (Canada). However, there are certain requirements of these rules that depend on events occurring after the spin-off is completed or that may not be within the control of Colliers and/or FirstService. If these requirements are not met, Colliers could be exposed to significant tax liabilities which could have a material effect on the financial position of Colliers. In addition, Colliers has agreed to indemnify FirstService for certain liabilities and obligations related to its business at the time of the spin-off. These indemnification obligations could be significant. These risks are more fully described in the Management Information Circular of Old FSV dated March 16, 2015 which is available under Colliers’ SEDAR profile at www.sedar.com.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, those set out above under “Spin-off risk” and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Trends in pricing and risk assumption for commercial real estate services.
•	The effect of significant movements in average cap rates across different property types.
•	A reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect our revenues and operating performance.
•	Competition in the markets served by the Company.
•	The ability to attract new clients and to retain major clients and renew related contracts.
•	The ability to retain and incentivize producers.
•	Increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs such as insurance, workers’ compensation and health care.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Australian dollar, UK pound and Euro denominated revenues and expenses.
•	Our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
•	The ability to execute on, and adapt to, information technology strategies and trends.
•	The ability to comply with laws and regulations related to our global operations, including real estate licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.
•	Political conditions, including political instability and any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Changes in government laws and policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.